UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 1-8974

Honeywell 401(k) Plan
(Full Title of Plan)

Honeywell International Inc.
300 South Tryon Street
Charlotte, NC 28202

(Name of Issuer of Securities Held Pursuant to the Plan and
the Address of its Principal Executive Office)

Honeywell 401(k) Plan

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Crowe LLP Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm

Plan Participants and Plan Administrator of the Honeywell 401(k) Plan

Morris Plains, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Honeywell 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

(Continued)

Supplemental Information

The supplemental Schedule H, Line 4(i) – Schedule of Assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Honeywell 401(k) Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan’s auditor since 2016.

New York, New York

June 29, 2020

Honeywell 401(k) Plan

Statements of Net Assets Available for Benefits

at December 31, 2019 and 2018

	2019	2018
	(dollars in millions)
Plan interest in Honeywell Savings and Ownership Plan Master Trust, at fair value	$15,784	$13,522

Notes receivable from participants	9	13
Contribution receivable from the Company, net of forfeitures	208	155
Total receivables	217	168

Net assets available for benefits	$16,001	$13,690

The accompanying notes are an integral part of these financial statements.

Honeywell 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2019

2019
(dollars in millions)
Additions to net assets attributable to:
Interest income from notes receivable from participants	$1
Investment gain from Plan interest in Honeywell Savings and Ownership Plan Master Trust	3,352
Contributions:
Participating employees	380
The Company, net of forfeitures	210
Roll-over contributions	45
Total contributions	635

Total additions	3,988

Deductions from net assets attributable to:
Benefits paid to participants	(1,671)
Plan expenses	(6)
Total deductions	(1,677)

Net increase in net assets during year	2,311

Net assets available for benefits:
Beginning of year	13,690
End of year	$16,001

The accompanying notes are an integral part of these financial statements.

Honeywell 401(k) Plan

Notes to Financial Statements

1.	Description of the Plan

General

The Honeywell 401(k) Plan (the “Plan”) is a defined contribution plan for certain employees of Honeywell International Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and the Internal Revenue Code (“Code”). The following represents a summary of key provisions of the Plan but does not purport to be complete and is qualified in its entirety by the terms of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration

The Company’s Vice President – Human Resources of Compensation and Benefits is the Plan Administrator and has full discretionary authority to manage and control the operation and administration of the Plan, including the power to interpret provisions of the Plan and to promulgate policies and procedures for the Plan’s administration and to delegate administration of the Plan. The Savings Plan Investment Committee has the power and authority to enter into agreements with the trustee to provide for the investment of Plan assets and to appoint investment managers to direct such trustee, as appropriate. The trustee and custodian of the Plan is The Northern Trust Company (the “Trustee”).

Day to day administration services for the Plan are provided by Fidelity Investments Institutional Operations Company.

Contributions and Vesting

Participants are permitted to contribute from 1 percent to 30 percent of their “base pay” as defined in the Plan during each pay period, subject to certain restrictions for “highly compensated employees”, as defined in the Plan. Participants may elect to make contributions to the Plan in any combination of before-tax, after-tax and Roth 401(k) contributions and may direct those contributions into any investment option available within the Plan. The combined before-tax and Roth 401(k) contributions may not exceed $19,000 annually. In addition to regular before-tax, after-tax or Roth 401(k) contributions, eligible participants may also contribute up to $6,000 annually in catch-up contributions if they are or will attain age 50 by December 31st and are contributing at least 8 percent in before-tax contributions and/or Roth contributions to the Plan, or have contributed the maximum regular before-tax contributions to the Plan.

Depending on the rate designated for the participant’s Participating Unit, as defined below, the Company makes contributions with respect to a participant’s contributions up to a maximum of 8 percent of a participant’s base pay. The Company does not match catch-up contributions. All of the Company’s matching contributions are initially invested in the Honeywell Common Stock Fund. Vested participants may subsequently direct such matching contributions into any investment option available within the Plan.

A Participating Unit is a group of employees which has been designated as participating in the Plan. The Company may contribute on behalf of each participant between 0 percent and 87.5 percent of such participant’s contribution to the Plan, depending upon the rate designated for the participant’s Participating Unit.

There are two forms of Company matching contributions as follows: (i) variable Company matching contributions and (ii) non-variable Company matching contributions. Participating Units whose employees are covered by collective bargaining agreements or government contracts, the terms of which may change the Company match from time to time, receive the variable Company matching contributions, unless the collective bargaining agreement or government contract provides that the employees are eligible for the non-variable Company matching contributions. Participating Units

Honeywell 401(k) Plan

Notes to Financial Statements

whose employees are not covered by collective bargaining agreements or government contracts (unless the collective bargaining agreement or government contract provides otherwise) are generally eligible for the non-variable Company matching contributions. Effective April 6, 2018, there is no longer a one year service requirement for the Company matching contribution to commence.

As of January 1, 2019, Participating Units covered by a non-variable match receive basic matching contributions whereby the Company matches 87.5 percent up to the first 8 percent of base pay that the participant contributes to the Plan (excluding rollover and catch-up contributions).

Prior to April 6, 2018, non-variable Company matching contributions were made to the eligible participants’ accounts each pay period that employee contributions were made to the Plan. Effective April 6, 2018, Employer matching contributions for the non-variable match participants are made annually in a lump sum by the end of the January following the calendar year-end. Participants must be actively employed on December 15th, disabled, or deceased to receive such match. There is no minimum service requirement to receive the annual match. Accordingly, the Statement of Net Assets Available for Benefits at December 31, 2019 and Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2019 both include $208 million for company matching contributions earned in 2019 and paid by the Company to the Plan in January 2020.

Participants have a full and immediate vested interest in the portion of their accounts contributed by them and the earnings on such contributions. A participant will become 100 percent vested in any Company contributions upon completion of three years of vesting service or upon attainment of age 65 while an employee of the Company or an affiliated company. In addition, a participant’s account will become 100 percent vested if the participant’s termination with the Company or an affiliated company was due to any one of the following (i) retirement under the terms of a Honeywell pension plan in which the participant participates; (ii) disability (as defined under the plan provisions); (iii) death; (iv) a reduction in force or layoff (as determined by the Company); or (v) a participant’s business unit is sold or divested. A participant will also become 100 percent vested in any Company contributions in the event the Company terminates or permanently discontinues contributions to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (1) the Company’s matching contribution, if applicable, and (2) investment earnings, and charged with an allocation of investment losses and administrative expenses. The allocation is based on participants’ account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

No new loans are permitted from the Plan. Interest rates for loans outstanding at December 31, 2019 and at December 31, 2018 were between 3.25% and 10.5%.

Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a partial or full Plan termination, all Plan funds must be used in accordance with the terms of the Plan.

Distribution of Benefits

Upon termination of service with the Company, if a participant’s vested account balance is $1,000 or less (including any rollover contributions), the entire vested amount in the participant’s account can be distributed to the participant in a single payment, without his or her consent, unless the participant affirmatively elects to have the benefit rolled over to an eligible retirement plan.

Honeywell 401(k) Plan

Notes to Financial Statements

If the vested amount in a participant’s account is greater than $1,000 but less than $5,000 (excluding any rollover contributions), the participant’s account will be automatically rolled over to a traditional IRA, unless the participant affirmatively elects to receive the amount in a single payment or have it rolled over to an eligible retirement plan.

If the participant’s vested account balance exceeds $5,000 (excluding any rollover contributions), the balance in the account will remain in the Plan and shall be distributed (1) at the participant’s request, (2) when the participant attains age seventy and one-half (70-1/2), through the payment of minimum required distributions, as defined by the Plan, or (3) upon the participant’s death, whichever is earliest. When a participant dies, if his or her spouse is the beneficiary, the spouse may remain in the Plan under the same conditions as previously described for the participant. Otherwise, the entire amount in the participant’s account is distributed in a single payment to the participant’s beneficiary(ies).

Forfeitures

Forfeitures of the Company’s contributions and earnings thereon due to terminations and withdrawals reduce contributions otherwise due from the Company. Company contributions made to the Plan were reduced by approximately $3.1 million due to forfeited nonvested accounts for the year ended December 31, 2019.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

For investment and administrative purposes, the Plan’s assets are held in the Honeywell Savings and Ownership Plan Master Trust (“Master Trust”) along with the assets of the Honeywell Puerto Rico Savings Plan, the Honeywell Secured Benefit Plan and the Intermec FSSP Spinoff Plan. The Plan’s investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust. The Plan’s investment is stated at fair value and is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual Plan contributions, any transfers of assets from other plan(s), allocated investment income / (loss) less actual Plan distributions and expenses.

Notes Receivable from Participants

Notes receivable from participants are valued at cost plus accrued unpaid interest.

Payment of Benefits

Withdrawals and distributions to participants are recorded when paid.

Expenses

Most expenses relating to the administration of the Master Trust and managing the funds established thereunder are borne by the participating plans.

Recent Accounting Pronouncements

Honeywell 401(k) Plan

Notes to Financial Statements

In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update 2017-06 that clarifies presentation requirements for a plan’s interest in a master trust and requires more detailed disclosures of the plan’s interest in the master trust. Under the new guidance, a plan’s interest in master trust balances and activities needs to be presented on the face of the plan’s financial statements. Balances in the statement of net assets and activities in the statement of changes in net assets should be shown net, as a single line item for each interest in a master trust. The guidance was effective for fiscal years beginning after December 15, 2018. The adoption of this guidance did not have a significant impact on the Plan’s financial statements.

In August 2018 the FASB released ASU 2018-13 Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which alters the disclosures related to the fair value hierarchy. Under the guidance, entities will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, but public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for public entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years; however, early adoption is permitted. Plan management is currently evaluating the impact of this guidance on the Plan’s financial statements.

Subsequent Events

In March 2020, the World Health Organization categorized Coronavirus Disease 2019 (“COVID-19”) as a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. The COVID-19 pandemic has led to significant volatility in financial markets and has affected, and may continue to affect, the market price of Honeywell common stock and other Plan assets. The potential economic impact brought by, and the duration of, COVID-19 is difficult to assess or predict and will depend on numerous evolving factors that are highly uncertain and cannot be accurately predicted.

The Plan has implemented certain requirements by the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) and the Setting Every Community Up for Retirement Enhancement Act of 2019 (the SECURE Act), which laws change the Plan to, among others, suspend required minimum distributions, and delay the commencement date for required minimum distributions. Any optional features within these Acts are currently being assessed but have not been implemented to date. Written amendments to the Plan to reflect these operational changes will be adopted at a later date in accordance with applicable law and IRS guidance.

3.	Interest in Honeywell Savings and Ownership Plan Master Trust

The Plan’s investments are held in the Master Trust, which is commingled with the assets of the Honeywell Puerto Rico Savings Plan, the Honeywell Secured Benefit Plan and the Intermec FSSP Spinoff Plan. Each participating plan’s interest in the Master Trust is divided based on the participants’ investment elections. The allocation of income and expenses is based upon each plan’s specific interests in the underlying plan investments, which are based upon participant-direction and Company direction of the investments.

The Master Trust and the Plan’s interest in the Master Trust is comprised of the following types of investments, at fair value, as of December 31, 2019:

Honeywell 401(k) Plan

Notes to Financial Statements

		Plan’s Interest
	2019	in Master
	Master Trust	Trust
	Balances	Balances
	(dollars in millions)

Collective Trust Funds	$8,103	$7,982
Honeywell Common Stock	4,653	4,640
Common Stocks (Separately Managed Portfolios)	1,033	1,030
Asset Backed Securities	371	370
Bank Deposits	181	180
Commercial Mortgage Backed Securities	10	10
Corporate Bonds	761	759
U.S. Government and Federal Agencies	208	207
Municipal Bonds	11	11
Non-US Government	334	333
Commercial Paper	257	256
Total Investments, at fair value	15,922	15,778

Due from (to) broker on pending trades	6	6
Net assets of the Master Trust	$15,928	$15,784

The Master Trust and the Plan’s interest in the Master Trust is comprised of the following types of investments, at fair value, as of December 31, 2018:

		Plan’s Interest
	2018	in Master
	Master Trust	Trust
	Balances	Balances
	(dollars in millions)

Collective Trust Funds	$6,825	$6,724
Honeywell Common Stock	3,795	3,786
Common Stocks (Separately Managed Portfolios)	1,014	991
Asset Backed Securities	336	336
Bank Deposits	136	136
Commercial Mortgage Backed Securities	6	6
Corporate Bonds	676	675
U.S. Government and Federal Agencies	191	191
Municipal Bonds	46	46
Non-US Government	239	239
Commercial Paper	386	386
Total Investments, at fair value	13,650	13,516

Due from (to) broker on pending trades	6	6
Net assets of the Master Trust	$13,656	$13,522

Honeywell 401(k) Plan

Notes to Financial Statements

The Master Trust’s net appreciation and investment income for the year ended December 31, 2019 is as follows:

2019
(dollars in millions)

Net appreciation in fair value of investments	$3,278
Dividend and interest income	95
Total investment income and net appreciation	$3,373

Investment Valuation and Income Recognition – Master Trust

Master Trust investments are stated at fair value. Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Net appreciation/(depreciation) consists of both realized gains/(losses) on investments bought, sold and matured, as well as the change in unrealized gains/(losses) on investments held during the year.

From time to time, investment managers may use derivative financial instruments including foreign exchange forward and futures contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment composition in the portfolio. The Master Trust held no derivative instruments as of December 31, 2019 and 2018.

Determination of Fair Value

The accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value.

The Master Trust valuation methodologies for assets and liabilities measured at fair value are described below. The methods described as follows may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy

The accounting guidance establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•                     Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•                     Level 2 — inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•                     Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy gives the

Honeywell 401(k) Plan

Notes to Financial Statements

highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The following is a description of the valuation methodologies used for financial instruments measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Collective Trust Funds

Collective Trusts funds are investment vehicles utilized as or within the target date funds, equity index funds, investment grade bond fund, and global REIT fund. These funds permit daily subscriptions and redemption of units. These investments are valued using net asset values (“NAV”) provided by the administrator of the underlying fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, divided by the number of units outstanding.

Collective Trust funds measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the hierarchy tables for Collective Trust funds are intended to permit reconciliation of the Master Trust’s total investments, at fair value presented in Note 3.

Honeywell International Inc. common stock and other common stocks

Honeywell International Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Transaction Tape. Other common stocks are valued at the closing price reported on the principal market on which the respective securities are traded. Honeywell International Inc. common stock and other common stocks are all classified within level 1 of the valuation hierarchy.

Fixed Income Investments

Fixed income securities (other than commercial mortgage backed securities) are valued at the regular close of trading on each valuation date at the evaluated bid prices supplied by pricing vendors or brokers, if any, whose prices reflect broker/dealer supplied valuations and electronic data processing techniques. Commercial mortgage backed securities are valued using pool-specific pricing. The pool-specific pricing is provided by the pricing vendors and typically they use Interactive Data for these investments. Fixed income securities, including corporate bonds, U.S. government and federal agencies, Non-U.S. government, municipal bonds, commercial paper, bank deposits, asset-backed securities and commercial mortgage backed securities are classified within Level 2 of the valuation hierarchy.

Honeywell 401(k) Plan

Notes to Financial Statements

The following tables present the Master Trust’s assets measured at fair value as of December 31, 2019 and 2018, by the fair value hierarchy.

	2019
	Level 1	Level 2	Total
	(dollars in millions)

Common Stocks	$5,686	$-	$5,686
Fixed Income Investments:
Asset Backed Securities	-	371	371
Bank Deposits	-	181	181
Commercial Mortgage Backed Securities	-	10	10
Corporate Bonds	-	761	761
U.S. Government and Federal Agencies	-	208	208
Municipal Bonds	-	11	11
Non-US Government	-	334	334
Commercial Paper	-	257	257
	$5,686	$2,133

Collective Trust Funds			8,103
Total Investments			$15,922

	2018
	Level 1	Level 2	Total
	(dollars in millions)
Common Stocks	$4,809	$-	$4,809
Fixed Income Investments:
Asset Backed Securities	-	336	336
Bank Deposits	-	136	136
Commercial Mortgage Backed Securities	-	6	6
Corporate Bonds	-	676	676
U.S. Government and Federal Agencies	-	191	191
Municipal Bonds	-	46	46
Non-US Government	-	239	239
Commercial Paper	-	386	386
	$4,809	$2,016

Collective Trust Funds			6,825
Total Investments			$13,650

4.	Party-In-Interest Transactions

The Master Trust is invested in the Company’s common stock, which qualifies as a party-in-interest transaction. During the year ended December 31, 2019, the Master Trust’s investment in the Company’s common stock included purchases of approximately $193 million, sales of approximately $688 million, realized gains of approximately $397 million, unrealized gains of approximately $893 million and dividend income of approximately $95 million. The Master Trust invests in short term investment funds managed by the Trustee. These investments qualify as party-in-interest transactions. As described in Note 2 – “Expenses”, the Plan paid certain expenses related to Plan operation and investment activity to the Trustee.

Honeywell 401(k) Plan

Notes to Financial Statements

The Company is both the plan sponsor and a party to the Master Trust, therefore the Master Trust investment and the Plan’s interest of $4.6 billion in the Company’s common stock qualifies as a related party transaction, along with the dividend income of $93 million earned by the Plan on this investment.

5.	Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to certain risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

6.	Federal Income Taxes

On January 21, 2016, the Plan received a favorable determination letter from the Internal Revenue Service indicating that the Plan satisfies the requirements of Section 401(a) of the Code and that the Plan qualifies as an Employee Stock Ownership Plan as defined in Section 4975(e)(7) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and legal counsel believe that the Plan has been designed and is currently being operated in compliance with the applicable requirements of the Code. The Master Trust under the Plan is intended to be exempt under Section 501(a) of the Code.  Accordingly, no provision for income taxes has been made.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. As of December 31, 2019 and 2018 the Plan Administrator has analyzed the tax positions by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2016.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2019 and 2018:

	2019	2018
	(dollars in millions)
Net assets available for benefits per the financial statements	$16,001	$13,690
Amounts allocated to withdrawing participants	(3)	(4)
Net assets available for benefits per the Form 5500	$15,998	$13,686

Honeywell 401(k) Plan

Notes to Financial Statements

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2019:

2019
(dollars in millions)
Benefits paid to participants per the financial statements	$1,671
Add: Amounts allocated to withdrawing participants at December 31, 2019	3
Less: Amounts allocated to withdrawing participants at December 31, 2018	(4)
Benefits paid to participants per the Form 5500	$1,670

Honeywell 401(k) Plan

Schedule H, Line 4(i) – Schedule of Assets (held at end of year)

As of December 31, 2019

Employer Identification Number: 22-2640650

Plan Number: 302

(Dollars in Millions)

Identity of Issue	Description	Current Value

*Notes receivable from participants	(Interest rates range from 3.25% - 10.5%, maturing through May 30, 2036)	$9

* Party-in-interest.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Honeywell 401(k) Plan

By:	/s/Christopher Gregg
Christopher Gregg
Vice President, Compensation and Benefits

Date: June 29, 2020

Exhibit I

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-228733 on Form S-8 of Honeywell International Inc. of our report dated June 29, 2020 appearing in this Annual Report on Form 11-K of the Honeywell 401(k) Plan for the year ended December 31, 2019.

/s/ Crowe LLP

New York, New York

June 29, 2020